Exhibit (e)(4)

Excerpts from Telular Corporation’s Definitive Proxy Statement on Schedule 14A related to the 2013 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on December 19, 2012

Director Compensation
Non-employee directors of Telular were compensated during fiscal 2012 for their service in the form of an annual cash retainer fee ($22,500), and cash meeting fees ($500, if participating by teleconference, and $1,000, if participating in person). For fiscal year 2012, the base equity component of director compensation was made in the form of restricted stock units (“RSU’s”) as approved by the Compensation Committee and issued on January 31, 2012. The value of the base equity award for fiscal 2012 was $40,000 for each non-employee director, with an incremental value of $5,000 for each of the Committee Chairs, and an incremental $10,000 for the Chairperson of the Board. Additionally, each time Telular pays a dividend, each RSU is credited with a dividend equivalent unit (“DEU”). The number of DEU’s credited to the holders of RSU’s is based upon the number of RSU’s multiplied by the per share dividend rate divided by the average of the high and low of Telular’s common stock on the dividend payment date.

All directors are reimbursed for reasonable expenses incurred in connection with their service such as travel costs to and from Board of Directors meetings.

Directors of Telular who are employees of Telular did not receive an annual cash retainer or any meeting fees, for serving on the Board of Directors. Mr. Beatty is a director and employee of Telular as of the meeting date and therefore, neither received, nor will receive, additional compensation for his service as a director.

The following table and footnotes provide information regarding the compensation paid to the non-employee members of the Board of Directors in fiscal year 2012.

Name	Annual Retainer Fee ($)	Meeting Fees ($)	Stock Awards (3) ($)	Option Awards (4) ($)	All Other Compensation ($)	Total ($)

Lawrence S. Barker	$22,500	$16,500	$67,522	$-	$-	$106,522
Betsy J. Bernard	$22,500	$13,000	$73,271	$-	$-	$108,771
Brian J. Clucas	$22,500	$16,000	$69,639	$-	$-	$108,139
Larry J. Ford (1)	$-	$6,000	$6,055	$-	$-	$12,055
John W. Handy (2)	$16,875	$4,500	$30,732	$-	$-	$52,107
Jeffrey Jacobowitz	$22,500	$16,000	$60,747	$-	$-	$99,247
M. Brian McCarthy	$22,500	$16,500	$68,090	$-	$-	$107,090

(1)	Mr. Ford retired from the Board of Directors effective January 31, 2012.
(2)	Mr. Handy joined the Board of Directors effective May 1, 2012.
(3)
The stock awards presented represent RSUs granted to the directors on January 31, 2012, and DEUs credited to the directors on Telular's dividend payment dates during fiscal 2012. The dollar value for the RSUs was calculated utilizing the grant date fair value as determined under FASB Accounting Standards Topic 718. Telular calculates the fair value of the RSU as the market value of Telular's common stock on the date the award was granted. The fair value of the DEUs were determined by calculating the dividend to be paid to the RSU holders divided by the average of the high and low of Telular's common stock on the dividend payable date. As of September 30, 2012, the following RSUs, including DEUs, and option awards were outstanding:

	RSU's	Options
Mr. Barker	54,282	65,578
Ms. Bernard	56,204	-
Mr. Clucas	59,267	76,178
Mr. Handy	3,388	-
Mr. Jacobowitz	49,954	-
Mr. McCarthy	55,606	28,710

Compensation Discussion and Analysis

The objectives of Telular’s compensation program for its executive officers are:
•	To offer compensation that attracts and retains high-caliber executives.
•	To provide near-term, cash incentives so that executives are mindful of attaining near-term objectives.
•	To provide long-term, equity-linked incentives so that strategic decisions are made that position Telular for long-term growth.

The Compensation Committee considers risk issues when establishing and administering our compensation programs for executive officers and other key personnel. The compensation program is designed to reward:
•	Delivery of shareholder total return over the intermediate and long-term.
•	The achievement of annual financial performance measures.
•	Effective leadership of the employee team.
•	Accomplishment of near-term goals that represent milestones toward implementation of Telular’s long-term strategy.

The Compensation Committee has reviewed our compensation policies and practices for our employees and has concluded that the risks arising from those policies and practices are not reasonably likely to have a material adverse effect on us.

When setting compensation for fiscal 2012 and in determining compensation policies, the Compensation Committee took into account the results of the shareholder advisory votes on executive compensation that took place in January 2012. In those votes, which were advisory and not binding, our shareholders approved the compensation of our Named Executive Officers as disclosed in the proxy statement for the 2012 Annual Meeting of Shareholders. The Committee believes that the results of these advisory votes, especially the strong support (approximately 98% of the votes cast) for approval of last year’s compensation disclosures, is evidence that Telular’s compensation policies and procedures are effective and supported by shareholders.

Compensation Program Elements

Base Salary

A competitive base salary is necessary to attract highly competent executives to Telular. The Compensation Committee seeks to offer a base salary that is competitive with similarly situated, public companies. In determining an appropriate salary for its named executive officers for fiscal year 2012, the Compensation Committee reviewed a compensation assessment provided by a third party, Towers Watson, that had been commissioned to determine appropriate levels of executive compensation for fiscal year 2011 with regards to base salary, and both short-term and long-term bonus compensation. The Compensation Committee concluded that although the assessment was one year old, they could apply reasonable increases to the final 2011 compensation levels to establish new market comparable compensation levels. The original assessment for fiscal 2011 selected 19 public companies, Digi International Inc., Westell Technologies, Inc., Neutral Tandem, Inc., PCTEL, Inc., Numerex Corp., Communications Systems Inc., inContact, Inc., Keynote Systems Inc., Iridium Communications Inc., XETA Technologies Inc., XATA Corp., 8x8 Inc., Fiber Tower Corporation, KIT digital, Inc., Tollgrade Communications Inc., WidePoint Corp., Evolving Systems Inc., Zix Corp. and ORBCOMM, Inc., from technology or telecommunications industries to be used as a benchmark against current compensation levels for Telular executives. Towers Watson recommended in its assessment that the Compensation Committee set compensation for Telular’s executives at the 50th percentile of this peer group in order to align Telular’s compensation policies with peer companies and ensure that compensation awards are within acceptable ranges. For fiscal 2011, the Compensation Committee adjusted base salaries to be within a reasonable range of the recommendation provided by this analysis, and for fiscal 2012, the Compensation increased base salary to executives by approximately 3% to reflect a reasonable annual increase for the industry.

Cash Incentive Bonuses

Telular believes cash bonuses are an appropriate motivator for executives to reach near-term performance goals. While Telular’s primary goal is to create strong total return for shareholders over the long-term, Telular believes it is also necessary to provide executives with an incentive to reach measurable, fundamental milestones along the way. For fiscal 2011, Telular utilized the same compensation assessment described above in Base Salary to determine the target incentive compensation for its Named Executive Officers. As these targets were expressed as a percentage of base salary, total dollar targets for 2012 increased commensurate with base salary increases as described above. Additionally, some percentage targets were increased for 2012 in order to gradually move the target for certain individuals closer to the recommended market levels in the compensation assessment.

Annual Bonus Plan – All executives and other employees participate in an Annual Bonus Plan which rewards participants for the achievements of near-term performance goals achieved both by Telular (“Company Performance”) and each employee individually (“Individual Performance”).

For all employees in fiscal year 2012, the Company Performance portion of the plan included a component that was determined based on a comparison of Adjusted EBITDA versus a budgeted target at the beginning of the fiscal year (“Adjusted EBITDA Component”). Adjusted EBITDA is a non-GAAP measure that is calculated by adding depreciation, amortization and non-cash compensation to operating income. We use Adjusted EBITDA as a measure of our operating performance, and accordingly, believe that it is appropriate to use Adjusted EBITDA for the purposes of our executive compensation programs. The percentage of Company Performance that gets paid is the same as the percentage of the target that was achieved. However, Company Performance does have a minimum payout threshold of 85% of the targeted amount and an accelerated percentage payout if actual amounts exceed 115% of targeted amounts.

For executives only, Company Performance also included a component for total revenues versus a budgeted target (“Revenue Component”) as well as a component for total unit sales versus a budgeted target (“Units Sold Component”). Both the Revenue Component and the Units Sold Component have a minimum threshold of 85% achievement and accelerated payouts at 115% achievement. Revenues and units sold relate specifically to the revenues generated and units sold under the Telguard and TankLink lines of business. For Telguard business, units sold relate only to certain previously identified strategic customers. Executives dedicated exclusively to one of the business lines are measured solely on the Revenue Component and Units Sold Component for their respective line of business. All other executives who serve supporting roles for all business lines are measured on a consolidated basis for these components.

For executives only, the total payout under the Annual Bonus Plan was based upon the following pro-rata portions of the following components:
•	40% - Company Performance – Adjusted EBITDA Component
•	20% - Company Performance –Revenue Component
•	20% - Company Performance – Units Sold Component
•	20% - Individual Performance

For all other employees, 50% of the total payout was determined by results of the Adjusted EBITDA Component of Company Performance and the other 50% was determined by Individual Performance. The Compensation Committee determined that executives should have an even greater focus on Company Performance than other employees, as that is a critical factor in increasing long-term shareholder value.

With the acquisition of SkyBitz, Inc. (“SkyBitz”) on February 1, 2012, it was determined that for Annual Bonus Plan purposes, the Company Performance goal for all newly acquired SkyBitz employees would be related exclusively to Adjusted EBITDA for the SkyBitz line of business. For this measure, there was a minimum payout threshold of 90% and an accelerated payout if achievement exceeded 115%. Further, the Adjusted EBITDA for the SkyBitz line of business would be excluded from the 2012 Adjusted EBITDA Component for all other Telular employees, except for the CEO and CFO, who were measured on a consolidated basis for the Adjusted EBITDA Component.

For SkyBitz dedicated executives, 100% of the total payout was determined by the Adjusted EBITDA Component, while all other SkyBitz employees had payouts determined 50% by the SkyBitz Adjusted EBITDA Component and 50% by their Individual Performance.

The following table shows the budgeted targets and actual results by business line for each of the various performance measures, as well as achievement levels attained. The numbers do not necessarily tie to Telular’s financial statements as reported in the Form 10-K filed on December 14, 2012 due to specifics of the plan. For example, SkyBitz’s Adjusted EBITDA target and actual numbers included January 2012, which was not included in Telular’s operations for the fiscal year 2012.

	Budget Target	Actual Results	Percent Achievement
Performance - Adjusted EBITDA
Telular/TankLink	$11,627	$14,487	124.6%
SkyBitz	$3,930	$3,556	90.5%
Total	$15,557	$18,043	116.0%

Performance - Revenue
Telguard/TankLink	$52,839	$56,094	106.2%
SkyBitz	$27,403	$22,543	82.3%
Total	$80,242	$78,642	98.0%

Performance - Units Sold
Telguard/TankLink	97,225	98,250	101.1%
SkyBitz	39,700	30,176	76.0%
Total	136,925	128,426	93.8%

For all employees, payment related to Individual Performance results from an annual employee review, which is written by the employee’s supervisor and evaluates the employee’s individual performance (“Individual Performance”) in areas such as technical skills, communication skills, quality of work performed, quantity of work performed, and the ability to manage other employees. All employees received a written review after the conclusion of the fiscal year and that evaluation determined what, if any, payment was made under the Annual Bonus Plan as well as determining what, if any, increase was made in the employee’s base salary. The Board of Directors performed the written evaluation of the CEO. Through the written review, all employees, including executives, receive an overall rating on a scale of 1 (minimum) to 5 (maximum). The actual rating as a percentage of the maximum rating is then applied to each individual’s target bonus to calculate that portion of the bonus. For fiscal 2012, the individual ratings for Mr. Beatty, Mr. Charak, Mr. Brody, Mr. Popplewell, and Mr. Deering were 4.43, 4.28, 4.18, 3.83, and 4.15, respectively. Specifically for each of Mr. Beatty, Mr. Charak, Mr. Brody, Mr. Popplewell, and Mr. Deering, the Individual Performance represented approximately 20% of the bonus payments made for fiscal 2012.

Equity Incentive Compensation
The following table provides information about our equity compensation plans as of September 30, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders:
Options	1,386,894	$4.33	-
RSUs	278,701	n/a	-
PSUs	169,102	n/a	-
Subtotal	1,834,697	$4.33	847,978

Equity compensation plan not approved by security holders	-	$-	-

Total	1,834,697	$4.33	847,978

n/a is not applicable
RSUs - Restricted Stock Units
PSUs - Performance Share Units

Long-term incentives are provided to executives and employees through Telular’s Employee Stock Incentive Plan. The Compensation Committee strongly believes that equity incentives are the key tool used in the executive compensation program since such incentives provide the CEO and senior executive team with the potential to build wealth over time through increases in shareholder total return (via stock price increases) which we believe to be a measure of enterprise performance. It provides the strongest alignment between shareholder interests and management’s performance and behavior.

The Employee Stock Incentive Plan is administered by the Compensation Committee, which is authorized to award equity-based incentives, including stock options, restricted stock awards and performance based restricted stock units (“PSUs”), to employees. The Compensation Committee has considered awarding various types of equity-based or equity-linked incentives under the plan. From a shareholder perspective, options represent an economic transfer from shareholders to executives only if there is an increase in stock price. PSUs represent the contingent right to receive common stock if performance objectives are met. This is in contrast to full-value, restricted stock awards which convey economic value to executives regardless of the achievement of any specific performance objective.

For fiscal year 2012, after considering the numerous variations available under the plan, and acting upon the recommendations offered by the compensation assessment described above in Base Salary, the Compensation Committee and the Board of Directors determined that a combination of stock options and PSUs provided the best incentive to executives. The total value of equity granted to executives was divided equally between stock options and PSUs. The PSUs granted during fiscal 2012 were subject to the achievement of two performance measures during the same fiscal year. Specifically, 50% of the PSUs granted in 2012 were subject to the achievement of Adjusted EBITDA while 50% was related to the achievement of Revenue. For SkyBitz in 2012, 100% of the PSUs granted were subject to the achievement of their Adjusted EBITDA target. Both of these measures were the same as the respective components of the Cash Incentive Bonus above, including the same target and achievement levels. Also like the Cash Incentive Bonus, the number of PSUs earned as a percentage of the original grant is the same percentage of the target that is achieved, and there is a minimum achievement level of 85% of the target. However, acceleration of shares earned begins when achievement of greater than 100% of the target occurs, and a maximum number of PSUs representing 130% of the original grant is attained when achievement level reaches 115%.

Similar to the determination of payments under the Annual Bonus Plan, executives dedicated exclusively to specific lines of business are measured for PSUs earned against the performance measures for their business line, while executives supporting all lines of business use consolidated performance results to determine the PSUs earned. Based upon achievement levels provided in the table above in Cash Incentive Bonuses, the executives receiving PSUs earned between 90.5% and 123.9% of the original share grant. One-third of the earned shares vested on November 1, 2012, the date the Compensation Committee and Board of Directors approved the results, and one-third of the earned shares will vest on the last day of each of the next two fiscal years; September 30, 2013 and September 30, 2014.

Other Compensation
During fiscal 2012, Telular continued to provide a matching component to the 401(k) plan offered to all employees whereby Telular matches 50% of all employee contributions on the first 6% of income deferrals for each employee. Except for the CEO, this matching contribution represents the entire amount of other compensation for the other Named Executive Officers. Additionally, Telular pays directly for a monthly parking pass for the CEO due to his demanding schedule requirements. This makes up the remaining portion of other compensation for the CEO. There are no other forms of other compensation granted to any of the Named Executive Officers.

Employment Contracts
Except for Mr. Beatty, none of the current Named Executive Officers had entered into a written employment agreement with Telular as of the end of fiscal 2012.

Effective December 14, 2007, Telular entered into an employment agreement with Mr. Beatty, pursuant to which Mr. Beatty agreed to serve as Director, President and Chief Executive Officer of Telular. Under the employment agreement, Mr. Beatty’s term of employment is to continue until terminated by either Telular or Mr. Beatty with at least 60 days prior notice. The agreement entitles Mr. Beatty to receive an annual base salary and an annual cash bonus which amounts have been increased from the original contract over the years using methodologies and analyses as discussed in the various sections of this proxy statement. During fiscal 2012, Mr. Beatty’s base salary was $340,000, and his targeted annual bonus was 60% of base salary, or $204,000. Payment of the bonus is dependent upon Telular Performance goals as previously outlined, as well as his Individual Performance, which is determined through his written evaluation completed by the Board of Directors. If Mr. Beatty’s employment is terminated by Telular other than for cause, as defined in the employment agreement, Mr. Beatty would be entitled to receive upon termination a lump-sum severance payment in an amount equal to his annual base salary.

Jonathan M. Charak, our Senior Vice President and CFO, has a severance agreement with Telular. The severance agreement entitles Mr. Charak to a severance payment of six months salary at the time of termination in the event of termination other than for cause.

Mr. Brody, Mr. Popplewell, and Mr. Deering have severance agreements with Telular. The severance agreements entitle Mr. Brody, Mr. Popplewell, and Mr. Deering to a severance payment of six months’ salary at the time of termination in the event of a change in control and a subsequent termination other than for cause.

Related Party Transactions – There were no related party transactions recorded during fiscal year 2012.

EXECUTIVE COMPENSATION

The following tables, footnotes and narratives provide information regarding the compensation, benefits and equity holdings in Telular for Telular’s Chief Executive Officer, Chief Financial Officer, and Telular’s next Three most highly compensated executive officers (collectively the “Named Executive Officers”).

Summary Compensation Table
The following table and footnotes provide information regarding the compensation of the Named Executive Officers during fiscal years shown.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus (2) ($)	Stock Awards (3) ($)	Option Awards (4) ($)	Non-Equity Incentive Plan Compensation (5) ($)	All Other Compensation (6) ($)	Total ($)

Joseph A. Beatty	2012	$338,620	$-	$112,164	$82,433	$211,426	$12,183	$756,826
President, Chief Executive Officer	2011	$327,308	$305,999	$274,732	$-	$188,694	$11,489	$1,108,222
and Director	2010	$316,530	$-	$-	$259,025	$139,077	$12,939	$727,571

Jonathan M. Charak	2012	$233,654	$-	$48,377	$35,354	$108,965	$7,254	$433,604
Senior Vice President, Chief	2011	$224,615	$127,868	$117,639	$-	$87,823	$7,437	$565,382
Chief Financial and Secretary	2010	$205,385	$-	$-	$129,513	$75,198	$6,162	$416,258

George S. Brody	2012	$233,654	$-	$49,613	$35,354	$138,920	$7,010	$464,551
Senior Vice President, Telguard	2011	$228,654	$98,748	$117,639	$-	$111,214	$7,200	$563,455
and Terminals	2010	$225,000	$-	$-	$129,513	$108,236	$7,610	$470,359

Henry J. Popplewell (1)	2012	$141,042	$-	$52,751	$-	$47,459	$-	$241,252
Senior Vice President, SkyBitz	2011	$-	$-	$-	$-	$-	$-	$-
Sales and Services	2010	$-	$-	$-	$-	$-	$-	$-

Robert L. Deering	2012	$142,846	$-	$19,288	$14,213	$53,190	$5,248	$234,785
Controller, Treasurer and Chief	2011	$135,923	$36,938	$47,916	$-	$42,885	$4,029	$267,691
Accounting Officer	2010	$132,307	$-	$-	$70,989	$42,677	$4,319	$250,292

(1) Mr. Popplewell became Senior Vice President, SkyBitz Sales and Services on August 6, 2012

(2) Telular paid a special $1.00 per share dividend on November 22, 2010. To compensate option holders for the dilutive effect of the special dividend, the Compensation Committee approved a one-time bonus for all option holders. The amount of the bonus was based on the non-cash compensation that would have resulted had these options been repriced to take into effect the dilutive nature of the special dividend. The bonus was paid 50% in cash and 50% in Telular common stock. The number of shares issued was based on the average of the high and low price of Telular's common stock on November 22, 2010 of $5.155 per share. The table below shows the components of the bonus:

	Cash Paid	Stock Issued	Total
Joseph A. Beatty	$153,000	$152,999	$305,999
Jonathan M. Charak	$63,934	$63,934	$127,868
George S. Brody	$49,374	$49,374	$98,748
Robert L. Deering	$18,469	$18,469	$36,938

(3) The values shown reflect the dollar amount for performance stock units awarded to the named executive utilizing the grant date fair value determined under FASB Accounting Codification Topic 718. The assumptions used in calculating these amounts are discussed in Notes 2 and 13 to our financial statements for the year ended September 30, 2012, filed with our Annual Report on Form 10-K. Details of Performance Awards are as follows:

		Type	Number of Awards	Value

Joseph A. Beatty	2012	Annual	17,832	$112,164
	2011	Annual	40,830	$274,732
Jonathan M. Charak	2012	Annual	7,692	$48,377
	2011	Annual	17,483	$117,639
George S. Brody	2012	Annual	7,875	$49,613
	2011	Annual	17,483	$117,639
Henry J. Popplewell	2012	Annual	6,037	$52,751
Robert L. Deering	2012	Annual	3,065	$19,288
	2011	Annual	7,121	$47,916

(4) The values shown reflect the dollar amount for stock options awarded to the named executive utilizing the grant date fair value determined under FASB Accounting Codification Topic 718. The assumptions used in calculating these amounts are discussed in Notes 2 and 13 to our financial statements for the year ended September 30, 2012, filed with our Annual Report on Form 10-K. Details of Options Awards are as follows:

		Type	Number of Options	Value

Joseph A. Beatty	2012	Annual	46,400	$82,433
	2010	Annual	100,000	$259,025
Jonathan M. Charak	2012	Annual	19,900	$35,354
	2010	Annual	50,000	$129,513
George S. Brody	2012	Annual	19,900	$35,354
	2010	Annual	50,000	$129,513
Robert L. Deering	2012	Annual	8,000	$14,213
	2010	Annual	30,000	$70,989

(5)	The amounts shown reflect actual amounts earned under the Company's Annual Incentive Bonus Plan as of September 30, 2012 and were paid subsequent to that date.
(6)	Details of All Other Compensation can be found in the following table.

The following table provides supplemental information regarding All Other Compensation earned by executives in fiscal 2012.

Executive Compensation: All Other Compensation
Name and Principal Position	Year	Telular Corporation 401(k) Plan ($) (2)	Transportation Benefits ($)		Total ($)

Joseph A. Beatty	2012	$7,569	$4,614	(1)	$12,183
President, Chief Executive Officer and Director	2011	$7,235	$4,254	(1)	$11,489
	2010	$8,815	$4,124	(1)	$12,939

Jonathan M. Charak	2012	$7,254	$-		$7,254
Senior Vice President, Chief	2011	$7,437	$-		$7,437
Chief Financial and Secretary	2010	$6,162	$-		$6,162

George S. Brody	2012	$7,010	$-		$7,010
Senior Vice President, Telguard and Terminals	2011	$7,200	$-		$7,200
	2010	$7,610	$-		$7,610

Henry J. Popplewell	2012	$-	$-		$-
Senior Vice President, SkyBitz Sales and Services	2011	$-	$-		$-
	2010	$-	$-		$-

Robert L. Deering	2012	$5,248	$-		$5,248
Controller, Treasurer and Chief	2011	$4,029	$-		$4,029
Accounting Officer	2010	$4,319	$-		$4,319

(1)	Amounts are parking expense paid directly by Telular on behalf of the named executive.
(2)	The Company matches 50% of the first 6% of the employee contributions to the Telular Corporation 401(k) Plan.

Grants of Plan-Based Awards Table

The following table and footnotes provide information regarding grants of plan-based awards made to Telular’s Named Executive Officers during fiscal year 2012.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts Under Equity Incentive Plan Awards (2)			Stock Awards: Number of Shares of Stock or Units	Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Closing Market Price on Grant	Grant Date Fair Value of Stock Awards
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(3) (#)	Options (#)	Awards ($/Sh)	Date ($/Sh)	(4) ($)

Joseph A.	Annual incentive	10/1/2011	$0	$204,000	(6)
Beatty	Annual option grant	11/8/2011								46,400	$6.00
	Annual RSU grant	11/8/2011				-	14,600	18,980				$6.000	$87,600
	DEUs (5)	11/29/2011				-	227	295	430			$7.090	$4,658
	DEUs (5)	2/21/2012				-	207	269	392			$7.905	$4,735
	DEUs (5)	5/22/2012				-	222	289	424			$7.410	$4,787
	DEUs (5)	8/21/2012				-	177	230	334			$9.535	$4,872

Jonathan M.	Annual incentive	10/1/2011	$0	$105,750	(6)
Charak	Annual option grant	11/8/2011								19,900	$6.00
	Annual RSU grant	11/8/2011				-	6,300	8,190				$6.000	$37,800
	DEUs (5)	11/29/2011				-	99	129	184			$7.090	$2,006
	DEUs (5)	2/21/2012				-	90	117	168			$7.905	$2,039
	DEUs (5)	5/22/2012				-	96	125	182			$7.410	$2,060
	DEUs (5)	8/21/2012				-	75	98	144			$9.535	$2,088

George S.	Annual incentive	10/1/2011	$0	$115,000	(6)
Brody	Annual option grant	11/8/2011								19,900	$6.00
	Annual RSU grant	11/8/2011				-	6,300	8,190				$6.000	$37,800
	DEUs (5)	11/29/2011				-	99	129	186			$7.090	$2,021
	DEUs (5)	2/21/2012				-	90	117	170			$7.905	$2,055
	DEUs (5)	5/22/2012				-	96	125	184			$7.410	$2,075
	DEUs (5)	8/21/2012				-	75	98	144			$9.535	$2,088

Henry J.	Annual incentive	2/1/2012	$0	$52,537	(6)
Popplewell	Annual RSU grant	2/1/2012				-	5,800	7,540				$8.760	$50,808
	DEUs (5)	2/21/2012				-	81	105	-			$7.905	$640
	DEUs (5)	5/22/2012				-	87	113	-			$7.410	$645
	DEUs (5)	8/21/2012				-	69	90	-			$9.535	$658

Robert L.	Annual incentive	10/1/2011	$0	$45,000	(6)
Deering	Annual option grant	11/8/2011								8,000	$6.00
	Annual RSU grant	11/8/2011				-	2,500	3,250				$6.000	$15,000
	DEUs (5)	11/29/2011				-	39	51	76			$7.090	$815
	DEUs (5)	2/21/2012				-	36	47	68			$7.905	$822
	DEUs (5)	5/22/2012				-	39	51	74			$7.410	$837
	DEUs (5)	8/21/2012				-	30	39	58			$9.535	$839
(1)
These columns represent possible fiscal 2012 payouts under the Telular Employee Incentive Plan offered to all employees including named executive officers.Amounts actually earned are displayed in the Summary Compensation Table.

(2)
These columns represent possible payouts under the Performance-Based RSU grants made to selected employees including all officers of the Company. The performance periodfor the awards was fiscal 2012, final amounts earned were determined on 11/01/12 when the first 1/3 vested, and the remaining 2/3 will vest on 9/30/2013 and 9/30/2014.

(3)	This column represents dividend equivalent units ("DEUs") that were granted related to the remaining earned but unvested fiscal 2011 Performance-Based RSU grants.
(4)
The amounts reported represent the full grant date fair value of all stock awards granted in fiscal 2012, calculated in accordance with FASB AccountingCodification Topic 718. For RSU awards, grant date fair value is calculated using the closing price of Telular common stock on the date of grant. For DEUs the grant date fair value is calculated using the average of the high and low price of Telular common stock on the date of grant.

(5)	Unvested RSUs receive DEUs which are credited and added to the share balance. DEUs are only paid to the extent the underlying RSUs are earned.
(6)
There is no cap on the amount that could be earned under the Non-Equity Incentive Plan. Earnings are performance-based, therefore the amount that any participant couldbe paid is limited to the extent of how well Telular performs. See the Compensation Discussion and Analysis for more details of the performance parameters in this plan.

Outstanding Equity Awards at Fiscal Year-End Table

The following table and footnotes provide information regarding unexercised stock options and stock that has not yet vested as of the end of fiscal year 2012.

Outstanding Equity Awards at Fiscal Year End September 30, 2012
	Option Awards						Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Restricted Stock Unit Grant Date			Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($) (5)

Joseph A. Beatty	11/4/2008	(1)	38,690	-	$1.49	11/4/2014
	11/3/2009	(1)	28,333	1,667	$3.00	11/3/2015
	2/2/2010	(1)	60,278	9,722	$4.86	2/2/2016
	11/8/2011	(1)	12,890	33,510	$6.00	11/8/2017
							2/1/2011	(2)		13,260	$131,274
							2/22/2011	(2	) , (6)	179	$1,772
							5/23/2011	(2	) , (6)	216	$2,138
							8/22/2011	(2	) , (6)	228	$2,257
							11/29/2011	(2	) , (6)	215	$2,129
							2/21/2012	(2	) , (6)	196	$1,940
							5/22/2012	(2	) , (6)	212	$2,099
							8/21/2012	(2	) , (6)	167	$1,653
							11/8/2011	(3)		14,600	$144,540
							11/29/2011	(3	) , (6)	227	$2,247
							2/21/2012	(3	) , (6)	207	$2,049
							5/22/2012	(3	) , (6)	222	$2,198
							8/21/2012	(3	) , (6)	177	$1,752

Jonathan M. Charak	3/17/2008	(4)	80,000	-	$3.06	3/17/2014
	11/4/2008	(1)	33,000	-	$1.49	11/4/2014
	11/3/2009	(1)	14,166	834	$3.00	11/3/2015
	2/2/2010	(1)	30,139	4,861	$4.86	2/2/2016
	11/8/2011	(1)	5,528	14,372	$6.00	11/8/2017
							2/1/2011	(2)		5,678	$56,212
							2/22/2011	(2	) , (6)	77	$762
							5/23/2011	(2	) , (6)	93	$921
							8/22/2011	(2	) , (6)	97	$960
							11/29/2011	(2	) , (6)	92	$911
							2/21/2012	(2	) , (6)	84	$832
							5/22/2012	(2	) , (6)	91	$901
							8/21/2012	(2	) , (6)	72	$713
							11/8/2011	(3)		6,300	$62,370
							11/29/2011	(3	) , (6)	99	$980
							2/21/2012	(3	) , (6)	90	$891
							5/22/2012	(3	) , (6)	96	$950
							8/21/2012	(3	) , (6)	75	$743

George S. Brody	10/30/2007	(4)	25,000	-	$7.99	10/30/2013
	2/5/2008	(4)	40,000	-	$3.95	2/5/2014
	11/4/2008	(1)	40,000	-	$1.49	11/4/2014
	11/3/2009	(1)	14,166	834	$3.00	11/3/2015
	2/2/2010	(1)	30,139	4,861	$4.86	2/2/2016
	11/8/2011	(1)	5,528	14,372	$6.00	11/8/2017
							2/1/2011	(2		5,734	$56,767
							2/22/2011	(2	) , (6)	78	$772
							5/23/2011	(2	) , (6)	94	$931
							8/22/2011	(2	) , (6)	98	$970
							11/29/2011	(2	) , (6)	93	$921
							2/21/2012	(2	) , (6)	85	$842
							5/22/2012	(2	) , (6)	92	$911
							8/21/2012	(2	) , (6)	72	$713
							11/8/2011	(3)		6,300	$62,370
							11/29/2011	(3	) , (6)	99	$980
							2/21/2012	(3	) , (6)	90	$891
							5/22/2012	(3	) , (6)	96	$950
							8/21/2012	(3	) , (6)	75	$743

Henry J. Popplewell							2/1/2012	(3)		5,800	$57,420
							2/21/2012	(3	) , (6)	81	$802
							5/22/2012	(3	) , (6)	87	$861
							8/21/2012	(3	) , (6)	69	$683

Robert L. Deering	10/30/2007	(4)	10,000	-	$7.99	10/30/2013
	11/4/2008	(1)	3,005	-	$1.49	11/4/2014
	12/10/2008	(1)	11,250	-	$1.92	12/10/2014
	11/3/2009	(1)	14,166	834	$3.00	11/3/2015
	2/2/2010	(1)	12,916	2,084	$4.86	2/2/2016
	11/8/2011	(1)	2,222	5,778	$6.00	11/8/2017
							2/1/2011	(2)		2,312	$22,889
							2/22/2011	(2	) , (6)	32	$317
							5/23/2011	(2	) , (6)	38	$376
							8/22/2011	(2	) , (6)	40	$396
							11/29/2011	(2	) , (6)	38	$376
							2/21/2012	(2	) , (6)	34	$337
							5/22/2012	(2	) , (6)	37	$366
							8/21/2012	(2	) , (6)	29	$287
							11/8/2011	(3)		2,500	$24,750
							11/29/2011	(3	) , (6)	39	$386
							2/21/2012	(3	) , (6)	36	$356
							5/22/2012	(3	) , (6)	39	$386
							8/21/2012	(3	) , (6)	30	$297

(1)
One-sixth of the options granted vest on the six month anniversary of the grant date, and one thirty-sixth will vest on each monthly anniversary date thereafter through the third annual anniversary date.

(2)	The awards granted will vest on 09/30/2013.
(3)	One third of the awards granted vest on 11/01/2012, 09/30/2013, and 09/30/2014.
(4)	One third of the options granted vest on each of the first three anniversary dates of the grant date.
(5)	The market value of stock awards is based on the closing price of Telular's stock on 09/30/2012 of $9.90.
(6)	These awards were granted to the named executive pursuant to dividend equivalent rights contained in the RSUs held by the named executive on the date Telular paid a dividend on its common stock.

Option Exercises and Stock Vested Table

The following table and footnotes provide information regarding options exercised or stock that vested during fiscal year 2012 for any Named Executive Officers.

Option Exercises and Stock Vested at Fiscal Year End September 30, 2012
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise (5) ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting (10) ($)

Joseph A. Beatty	481,310	(1)	$1,749,497	28,556	(6)	$228,414

Jonathan M. Charak	40,000	(2)	$212,729	12,231	(7)	$97,835

George S. Brody	20,000	(3)	$119,920	12,352	(8)	$98,802

Robert L. Deering	7,829	(4)	$56,839	4,982	(9)	$39,850

(1)
481,310 options were exercised and converted into 481,310 shares of Telular common stock, of which 226,903 shares were withheld to pay the strike price and taxes, 211,310 shares were sold by the named executive and 43,097 shares were held.

(2)
40,0000 options were exercised and converted into 40,000 shares of Telular common stock, of which 11,373 shares were withheld to pay the strike price and taxes, 20,000 shares were sold by the named executive and 8,267 shares were held.

(3)	20,0000 options were exercised and converted into 20,000 shares of Telular common stock, of which 10,267 shares were withheld to pay the strike price and taxes and 9,733 shares were held.
(4)	All 7,829 shares acquired were sold by the named executive.
(5)	The value represents the difference between the exercise price of the stock option and the price of Telular's common stock at the time of the sale.
(6)	18,178 shares acquired were held and 10,378 shares were withheld to pay for taxes due on the value realized upon vest.
(7)	8,389 shares acquired were held and 3,842 shares were withheld to pay for taxes due on the value realized upon vest.
(8)	8,350 shares acquired were held and 4,002 shares were withheld to pay for taxes due on the value realized upon vest.
(9)	3,415 shares acquired were held and 1,567 shares were withheld to pay for taxes due on the value realized upon vest.
(10)	The value represents the closing price of Telular's common stock on the date that stock vested.

Payments Upon Termination or Change in Control

For a voluntary termination of employment, or a termination due to death or disability, the termination benefits provided do not discriminate in scope, terms or operation in favor of our Named Executive Officers as compared to the benefits offered to other salaried employees. The following describes the potential payments to our Named Executive Officers upon various involuntary employment termination scenarios or upon a change of control in Telular. The amounts shown for stock options represent the in-the-money value of all unexercised stock options that would immediately become exercisable upon a change in control, based on Telular’s closing stock price on September 30, 2012 of $9.90, assuming the change in control occurred on September 30, 2012. The amounts shown for stock awards represent the earned but unvested performance stock units that would become immediately convertible into Telular’s common stock upon a change in control based upon the closing stock price on September 30, 2012 of $9.90, assuming the change in control occurred on September 30, 2012.

Termination or Change in Control Payments
Name			Voluntary Termination, Disability or Termination for Cause	Termination not for Cause	Change in Control

Joseph A. Beatty	Severance	(1)	$-	$340,000	$-
	Stock Options		$-	$-	$95,595
	Stock Awards		$-	$-	$159,732

Jonathan M. Charak	Severance	(2)	$-	$117,500	$-
	Stock Options		$-	$-	$43,152
	Stock Awards		$-	$-	$68,662

George S. Brody	Severance	(3)	$-	$-	$117,500
	Stock Options		$-	$-	$43,152
	Stock Awards		$-	$-	$72,221

Henry J. Popplewell	Severance	(3)	$-	$-	$102,500
	Stock Options		$-	$-	$-
	Stock Awards		$-	$-	$27,220

Robert L. Deering	Severance	(3)	$-	$-	$72,500
	Stock Options		$-	$-	$19,396
	Stock Awards		$-	$-	$28,408

(1)
The named executive receives this benefit as a lump sum payment if he is terminated without cause or if he resigns because his responsibilities and duties are, other than for cause, materially diminished or materially changed by Telular in a manner that materially impairs the named executive ability to function as the Chief Executive Officer.

(2)
The named executive receives this benefit as a lump sum payment if he is terminated for reasons other than cause or if he terminates his employment because there is a material diminution in the level of responsibility assigned to the named executive, the assignment of job tasks are wholly inconsistent with his current determined position, or Telular requires the named executive to work from a new location greater than thirty (30) miles away from Telular's existing location.

(3)
The named executive receives this benefit in a lump sum payment if he is terminated within twelve (12) months after a Change of Control by Telular for reasons other than cause or the named executive terminates his employment because there is a material diminution in the level of responsibility assigned to the named executive or the assignment of job tasks are wholly inconsistent with his current determined position. A Change in Control means any transaction or series of transactions as a consequence of which any person or entity or group of persons or related entities in the aggregate acquire(s): (a) an equity ownership of Telular possessing the voting power to elect a majority of the Board or (b) all or substantially all of Telular's assets.